SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1707 L Street, N.W., Suite 350,  Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 21, 2025

Please vote AGAINST Director Paul Walsh (Item 1i), Chair of the Corporate Responsibility Committee, for failing to respond to a majority-supported shareholder proposal at the McDonald’s Corp. (NYSE: MCD) annual meeting on May 20, 2025.

Dear fellow McDonald’s Corporation Shareholders:

SOC Investment Group urges you to vote AGAINST the re-election of Director Paul Walsh at this year’s Annual meeting of Shareholders on May 20, 2025. In 2023, we submitted a shareholder proposal requesting improved lobbying disclosures, which received the majority support of votes cast at that year’s annual meeting. As chair of the Corporate Responsibility Committee, Director Walsh bears responsibility for the McDonald’s Corporation’s (the “Company” or “McDonald’s”) failure to implement the 2023 majority-supported proposal. Since 2011, investors have filed numerous shareholder proposals requesting lobbying disclosure reports that include federal and state lobbying amounts, payments to trade associations and social welfare groups used for lobbying, and payments to tax-exempt organizations that write and endorse model legislation. These proposals have achieved majority support on 13 occasions, including our 2023 proposal at McDonald’s.1

Since our proposal received majority support in 2023, the Company has failed to:

I.	Meaningfully engage with the proponents of the majority-supported proposal; and
II.	Disclose:
a.	the policies and procedures governing McDonald’s lobbying practices,
b.	easily accessible, specific payments by the company used for direct or indirect lobbying, or grassroots lobbying.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center (SOC), a coalition of unions representing millions of members, to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are long-term McDonald’s shareholders. As discussed below, we have previously engaged with McDonald’s on various issues, but did not receive a meaningful engagement from the Company on the implementation of our majority-supported proposal.

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1 Proxy Preview, New SEC Rules Undermine Lobbying Disclosure Proposals,

https://www.proxypreview.org/contributor-articles-2025/new-sec-rules-undermine-lobbying-disclosure-proposals.

Director Walsh has failed to oversee implementation of a majority-supported proposal

The proposal received more than 50% shareholder support at the 2023 annual meeting.2 At the time of the vote until July 2024, the now dissolved Public Policy and Strategy Committee had oversight of public policy-related shareholder proposals.3 Director Walsh is the Chair of the Corporate Responsibility Committee, which oversees “government relations as part of [McDonald’s] broader public policy engagement and priorities” and would appear to now be responsible for implementing the lobbying proposal.4 Following the vote, McDonald’s informed us that updates to the disclosure were forthcoming; however, the changes the Company made did not address the concerns raised in the proposal.

Upon seeing McDonald’s insufficient updates, we attempted to engage with the Company to address the shortcomings. Despite engaging with us to discuss other topics, the Company did not engage on the topic of the majority-supported lobbying proposal. Throughout our communication with McDonald’s, there was no participation from any member of the Corporate Responsibility Committee, despite lobbying falling squarely within the scope of its responsibilities. We believe the lack of responsiveness to this majority-supported proposal and the lack of engagement with the proponent of the proposal is a failure of Director Walsh to fulfill his duties as Chair of the Corporate Responsibility Committee.

McDonald’s lobbying updates do not adequately address the concerns raised in the proposal

Following the 2023 annual meeting, McDonald’s updated its Public Policy Engagement website. However, the updates do not address the concerns raised in our proposal, particularly around the transparency and accessibility of lobbying disclosures. The focus of the updates, in fact, appears to be on the political contribution policy, which has historically been considered separate from lobbying policies. Our proposal requested that McDonald’s publish a description of the policies and procedures governing the Company’s lobbying practices, which do not appear in the updates. Nor is there a description of management’s decision-making process to engage in lobbying, or a description of how the Board evaluates McDonald’s lobbying initiatives beyond that the “Board receives reports detailing McDonald’s . . . federal and state government lobbying activities.”5

Further, McDonald’s still does not disclose contributions to 501(c)(3) and 501 (c)(4) groups. McDonald’s discloses memberships to trade associations of which it is a member and pays dues of $25,000 or more, however it does not provide exact contribution amounts as the proposal requested. Finally, the majority-supported lobbying proposal requested that McDonald’s disclose yearly federal and state lobbying expenditures, with federal and state totals being broken out. Last year, McDonald’s published a document providing links to the lobbying databases of states in which the Company had lobbied in the previous year. This document does not provide shareholders with the contribution totals as the proposal had requested. It also fails to address shareholders’ concerns about the difficulty in accessing lobbying information. The links provided by the Company do not all offer specific contribution amounts, and in some cases give no information on contribution amounts at all. To date, McDonald’s response to the majority-supported shareholder proposal on lobbying disclosures has been wholly insufficient. In its updates, McDonald’s has failed to implement the proposal’s core requests, and the changes that the Company has made do not address the primary goal of enhanced disclosure as raised by the proposal.

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2 McDonald’s Form 8-K, https://www.sec.gov/ix?doc=/Archives/edgar/data/63908/000006390823000059/mcd-20230525.htm.

3 McDonald’s 2024 Proxy Statement, p. 38, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000063908/000155837024004818/mcd-20240522xdef14a.htm; McDonald’s 2025 Proxy Statement, p. 34, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000063908/000155837025004544/mcd-20250520xdef14a.htm.

4 McDonald’s Public Policy Engagement Website, https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/policital-contributions-and-policy.html; McDonald’s Corporation Corporate Responsibility Committee Charter, https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/CORPORATE-RESPONSIBILITY-COMMITTEE-CHARTER-2025.pdf.

5 McDonald’s Public Policy Engagement Website; https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/policital-contributions-and-policy.html.

Conclusion

The Company and its Directors have failed to properly engage with the proponents to discuss concerns around the Company’s implementation of the proposal. We urge you to vote AGAINST Director Paul Walsh, Chair of the Corporate Responsibility Committee at this year’s annual general meeting on May 20, 2025.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to McDonald’s instructions.